RBC **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

SEC MAIL PROCESSING
RECEIVED
NOV - 1 2005
WASH. D.C. 213 SECTION

26.10.2005 [redacted]

05012262

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. Press release "RBC acquires controlling stakes in Helios Computer and ASKO-TBS Consulting".

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
NOV 0 3 2005
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.

File No: 82-34864

RosBusinessConsulting
RBC

RBC acquires controlling stakes in Helios Computer and ASKO-TBS Consulting

Moscow, October 26, 2005 – RBC Information Systems (**RTS, MICEX: RBCI**), the leading Russian media and IT group, announced today the successful acquisition of controlling stakes in two information technology (IT) firms – Helios Computer and ASKO-TBS Consulting. RBC also has an option to increase its ownership in both companies to 100% within the next three years.

Helios Computer has two main business areas: production and system integration of IT equipment. ASKO-TBS Consulting specializes in providing services in the field of IT consulting. As a result of these acquisitions, RBC's total staff will increase by about 200 employees. The combined acquired client base of the two firms exceeds 150 state organizations and commercial enterprises.

Commenting on the announcement, German Kaplun, Chairman and CEO of RBC, said, "The purchases we've made represent a strategic step toward the enhancement of RBC's ability to capitalize on the high growth of the Russian IT market. I strongly believe that the acquisition of these attractive IT operations will substantially strengthen our position in the IT industry and lay down a solid platform for the further development of our IT business."

The average acquisition multiple will reach 6 on a P/E basis if RBC decides to increase its ownership in these companies to 100%. Payments for the controlling stakes were made in cash. RBC management expects the consolidation of the purchased assets to take place in 2006 and to add at least $50m to RBC's total revenue.

The company intends to increase the economic efficiency of the acquired firms by actively using cross-selling opportunities and cost synergies with its current IT operations, whereas the media part of RBC's business will offer an excellent promotional platform. Additionally, a broader scope of IT products and services and significantly increased revenue will enable RBC to successfully bid for larger IT contracts with state and commercial organizations.

About Helios Computer

Helios Computer is a leading Russian IT operator that effectively positions itself in two business areas - IT equipment production and system integration. The company has been successfully operating since 1999, providing computer equipment and implementing IT solutions that enable its clients to achieve maximum business value.

The company's range of services includes planning, establishment, maintenance and development of corporate IT infrastructure for clients; creation and integration of sophisticated IT equipment and solutions; and manufacture of HELiOS-branded products.

Among the company's clients are government organizations, oil and gas enterprises, insurance companies, banks and foreign corporations, including the Russian Interior Ministry, the Federal Agency for Education, the Russian Central Bank, Vneshtorgbank, AIG Life, Nycomed, Sun Interbrew, LUKoil, BP-TNK, Mitsubishi, Beiersdorf and Sukhoi Company.

About ASKO-TBS Consulting

ASKO-TBS Consulting is a consulting company which has been operating on the Russian and international markets since 1990. Its main area of expertise is IT consulting. The company's client base includes administrations of major Russian regions, various companies and organizations as well as large foreign corporations.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com